PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED AUGUST 22, 1996)


                                  $200,000,000

                                 CITICORP (LOGO)

                  7 1/4% SUBORDINATED NOTES DUE OCTOBER 15, 2011

                                   ----------

     Interest on the Subordinated Notes is payable semiannually on April 15 and October 15, commencing April 15, 1997. The Subordinated Notes will mature on October 15, 2011 and will not be subject to redemption by Citicorp prior to Maturity. See "Supplemental Description of Subordinated Notes".

     The Subordinated Notes are unsecured and subordinated obligations of Citicorp as described in the accompanying Prospectus under "Description of Notes". Payment of the principal of the Subordinated Notes may be accelerated only in the case of certain events involving the bankruptcy, insolvency or reorganization of Citicorp. There is no right of acceleration in the case of default in the performance of any covenant of Citicorp, including the payment of principal or interest. See "Description of Notes -- Defaults; Events of Default" in the Prospectus.

     The Subordinated Notes will be represented by one or more Global Securities registered in the name of The Depository Trust Company, as depositary, or its nominee. Beneficial interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described under "Supplemental Description of Subordinated Notes--Book-Entry System", Subordinated Notes in definitive form will not be issued. The Subordinated Notes will be issued only in registered form in denominations of $1,000 and integral multiples thereof. See "Supplemental Description of Subordinated Notes--Book-Entry System".

                                   ----------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH
                      IT RELATES. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------

        THE SUBORDINATED NOTES OFFERED HEREBY ARE NOT DEPOSITS OR SAVINGS
         ACCOUNTS BUT ARE UNSECURED DEBT OBLIGATIONS OF CITICORP AND ARE
          NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR
               ANY OTHER GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

================================================================================
                             Initial Public      Underwriting      Proceeds to
                           Offering Price (1)    Discount (2)    Citicorp (1)(3)
--------------------------------------------------------------------------------
Per Subordinated Note ....       99.233%            0.750%           98.483%
--------------------------------------------------------------------------------
Total ....................    $198,466,000        $1,500,000      $196,966,000
================================================================================

(1)  Plus accrued interest, if any, from October 18, 1996.

(2) Citicorp has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".

(3)  Before deduction of expenses payable by Citicorp.

                                   ----------

     The Subordinated Notes offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Subordinated Notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company in New York, New York on or about October 18, 1996, against payment therefor in immediately available funds.


BEAR, STEARNS & CO. INC.

                            CITICORP SECURITIES, INC.

                                                                  UBS SECURITIES


           The date of this Prospectus Supplement is October 15, 1996.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SUBORDINATED NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     FOR NORTH CAROLINA RESIDENTS: THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THIS OFFERING NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS.

                 SUPPLEMENTAL DESCRIPTION OF SUBORDINATED NOTES

GENERAL

     The 7 1/4% Subordinated Notes due October 15, 2011 (the "Subordinated Notes") offered hereby will be issued under the Indenture (the "Original Indenture"), dated as of April 1, 1991, between Citicorp and The Chase Manhattan Bank (formerly known as Chemical Bank), as Trustee, as supplemented by a First Supplemental Indenture (the "First Supplemental Indenture"), dated as of November 27, 1992, between Citicorp and the Trustee (the Original Indenture together with the First Supplemental Indenture, the "Indenture"), referred to in the accompanying Prospectus. Capitalized terms used and not defined herein shall have the meanings assigned to them in the accompanying Prospectus and in the Indenture.

     The Subordinated Notes will constitute a single series for purposes of the Indenture and will be limited to $200,000,000 aggregate principal amount. The Subordinated Notes will mature on October 15, 2011 and interest will accrue from October 18, 1996 at the rate per annum shown on the front cover of this Prospectus Supplement, payable semiannually on April 15 and October 15 of each year, commencing April 15, 1997, and at Maturity, to the Person in whose name the Subordinated Note (or any predecessor Subordinated Note) is registered at the close of business on the April 1 or October 1 next preceding such Interest Payment Date. The Subordinated Notes will not be subject to any sinking fund or provide for redemption at the option of Citicorp or the Holder prior to Maturity. The Subordinated Notes will be issued in the form of one or more permanent global notes registered in the name of The Depository Trust Company, as depositary (the "Depositary"), or its nominee, located in the Borough of Manhattan, The City of New York.

     The provisions of the Indenture described under "Description of Notes -- Defeasance and Covenant Defeasance" in the accompanying Prospectus apply to the Subordinated Notes.

     For a description of the rights attaching to different series of Subordinated Notes under the Indenture (including the Subordinated Notes), see "Description of Notes" in the accompanying Prospectus.

BOOK-ENTRY SYSTEM

     The Subordinated Notes will be issued in the form of one or more permanent global securities (the "Global Securities"), which will be deposited with, or on behalf of, the Depositary and will be registered in the name of the Depositary or a nominee of the Depositary. Except as set forth below, the Subordinated Notes will be available for purchase in denominations of $1,000 and integral multiples thereof in book-entry form only.

     Ownership of Subordinated Notes will be limited to institutions that have accounts with such Depositary or its nominee ("participants") or persons that may hold interests through participants. In addition, ownership of Subordinated Notes by participants will only be evidenced by, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee, as the case may be. Ownership of Subordinated Notes by persons that hold through participants will only be evidenced by, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer Subordinated Notes.

     Citicorp has been advised by the Depositary that upon the issuance of the Global Securities, and the deposit of such Global Securities with or on behalf of the Depositary, the Depositary will immediately credit, on its book-entry registration and transfer system, the respective principal amounts of the Subordinated Notes represented by the Global Securities to the accounts of participants. The accounts to be credited shall be designated by the Underwriters.

     Payments of principal of and interest on the Subordinated Notes represented by the Global Securities registered in the name of or held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner and the Holder of the Subordinated Notes represented by the Global Securities. Such payments to the Depositary or its nominee, as the case may be, will be made in immediately available funds at the offices of Citibank, as Paying Agent, in the Borough of Manhattan, The City of New York, provided that, in the case of payments of principal, the Global Securities are presented to the Paying Agent in time for the Paying Agent to make such payments in such funds in accordance with its normal procedures. None of Citicorp, the Trustee or any agent of Citicorp or the Trustee will have any responsibility or liability for any aspect of the Depositary's records or any participant's records relating to or payments made on account of beneficial ownership interests in the Subordinated Notes represented by the Global Securities or for maintaining, supervising or reviewing any of the Depositary's records or any participant's records relating to such beneficial ownership interests.

     Citicorp has been advised by the Depositary that upon receipt of any payment of principal of or interest in respect of the Global Securities, the Depositary will immediately credit, on its book-entry registration and transfer system, accounts of participants with payments in amounts proportionate to their respective beneficial interests in Subordinated Notes represented by the Global Securities as shown on the records of the Depositary. Payments by participants to owners of the Subordinated Notes held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

     The Global Securities may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to another nominee of the Depositary.

     Subordinated Notes represented by the Global Securities are exchangeable for definitive Subordinated Notes in registered form, of like tenor and of an equal aggregate principal amount, only if (x) the Depositary notifies Citicorp that it is unwilling or unable to continue as Depositary for the Global Securities or if at any time the Depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (y) Citicorp in its sole discretion determines that such Subordinated Notes shall be exchangeable for definitive Subordinated Notes in registered form or (z) any event shall have happened and be continuing which, after notice or lapse of time, or both, would become an Event of Default with respect to the Subordinated Notes. If the Global Securities become exchangeable pursuant to the preceding sentence, they shall be exchangeable in whole for definitive Subordinated Notes in registered form, of like tenor and of an equal aggregate principal amount, in denominations of $1,000 and integral multiples thereof and may be presented for registration of transfer or exchange at the offices of Citibank in the Borough of Manhattan, The City of New York. Such definitive Subordinated Notes shall be registered in the name or names of such person or persons as the Depositary shall instruct the Security Registrar. It is expected that such instructions may be based upon directions received by the Depositary from its participants with respect to ownership of Subordinated Notes.

     Except as provided above, owners of Subordinated Notes will not be entitled to receive physical delivery of Subordinated Notes in definitive form and will not be considered the Holders thereof for any purpose under the Indenture, and the Global Securities shall not be exchangeable, except for another Global Security of like denomination and tenor to be registered in the name of the Depositary or its nominee. Accordingly, each person owning a Subordinated Note must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. The Indenture provides that the Depositary, as a Holder, may appoint agents and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a Holder is entitled to give or take under the Indenture. Citicorp understands that under existing industry practices, in the event that Citicorp requests any action of Holders or an owner of a Subordinated Note desires to give or take any action a Holder is entitled to give or take under the Indenture, the Depositary would authorize the participants owning the relevant Subordinated Notes to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     The Depositary has advised Citicorp that the Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the Exchange Act. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     Settlement for the Subordinated Notes will be made in same day funds. All payments of principal and interest will be made by Citicorp in same day funds. The Subordinated Notes will trade in the Same-Day Funds Settlement System of the Depositary until Maturity, and secondary market trading activity for the Subordinated Notes will therefore settle in same day funds.

                             SUMMARY FINANCIAL DATA

     The following table sets forth, in summary form, certain financial data for each of the years in the three-year period ended December 31, 1995 and for the nine months ended September 30, 1996 and September 30, 1995. This summary is qualified in its entirety by the detailed information and financial statements included in the documents incorporated by reference; this summary is not covered by the Report of Independent Auditors incorporated herein by reference. See "Incorporation of Certain Documents by Reference" in the Prospectus. The consolidated financial data at and for the nine months ended September 30, 1996 and September 30, 1995 is derived from unaudited financial statements. The results for the nine months ended September 30, 1996 are not necessarily indicative of the results for the full year or any other interim period.

                                                                   Nine Months Ended
                                                                     September 30,               Year Ended December 31,
                                                                  --------------------      ---------------------------------
                                                                   1996         1995         1995         1994         1993
                                                                  -------      -------      -------      -------      -------
                                                                       (unaudited)

                                                                            (In millions, except per share amounts)

Net Interest Revenue .......................................      $ 8,122      $ 7,391      $ 9,951      $ 8,911      $ 7,690
Fees, Commissions and Other Revenue ........................        6,709        6,498        8,727        7,837        8,385
                                                                  -------      -------      -------      -------      -------
    Total Revenue ..........................................       14,831       13,889       18,678       16,748       16,075
Provision for Credit Losses ................................        1,422        1,460        1,991        1,881        2,600
Operating Expense ..........................................        8,916        8,284       11,102       10,256       10,615
                                                                  -------      -------      -------      -------      -------
Income Before Taxes and Cumulative Effects of
  Accounting Changes .......................................        4,493        4,145        5,585        4,611        2,860
Income Taxes ...............................................        1,692        1,586        2,121        1,189          941
                                                                  -------      -------      -------      -------      -------
Income Before Cumulative Effects of
  Accounting Changes .......................................        2,801        2,559        3,464        3,422        1,919
Cumulative Effects of Accounting Changes(A) ................         --           --           --            (56)         300
                                                                  -------      -------      -------      -------      -------
Net Income .................................................      $ 2,801      $ 2,559      $ 3,464      $ 3,366      $ 2,219
                                                                  =======      =======      =======      =======      =======
Income Applicable to Common Stock ..........................      $ 2,682      $ 2,290      $ 3,126      $ 3,010      $ 1,900
                                                                  =======      =======      =======      =======      =======
Earnings Per Share(B):
  On Common and Common Equivalent Shares:
    Income Before Cumulative Effects of
      Accounting Changes ...................................      $  5.53      $  5.29      $  7.21      $  7.15      $  3.82
    Cumulative Effects of Accounting Changes(A) ............         --           --           --           (.12)         .68
                                                                  -------      -------      -------      -------      -------
    Net Income .............................................      $  5.53      $  5.29      $  7.21      $  7.03      $  4.50
                                                                  =======      =======      =======      =======      =======
  Assuming Full Dilution:
    Income Before Cumulative Effects of
      Accounting Changes ...................................      $  5.45      $  4.72      $  6.48      $  6.40      $  3.53
    Cumulative Effects of Accounting Changes(A) ............         --           --           --           (.11)         .58
                                                                  -------      -------      -------      -------      -------
    Net Income .............................................      $  5.45      $  4.72      $  6.48      $  6.29      $  4.11
                                                                  =======      =======      =======      =======      =======

                                                                                         (In billions)
Period-End Balances:
  Total Loans, Net(C) ......................................      $ 169.1      $ 160.7      $ 165.6      $152.4       $ 139.0
  Total Assets(D) ..........................................        271.9        257.5        256.9       250.5         216.6
  Total Deposits ...........................................        179.3        163.8        167.1       155.7         145.1
  Long-Term Debt and Subordinated Capital Notes ............         19.3         19.0         18.5        17.9          18.2
  Total Stockholders' Equity(E) ............................         20.4         19.5         19.6        17.8          14.0


-----------

(A) Refers to the adoption of SFAS No. 112, "Employers' Accounting for Postemployment Benefits", effective January 1, 1994 and SFAS No. 109, "Accounting for Income Taxes", effective January 1, 1993.

(B) Based on net income after deducting preferred stock dividends, except where conversion is assumed, and, unless anti-dilutive, the after-tax dividend equivalents on shares issuable under Citicorp's Executive Incentive Compensation Plan.

(C)  Net of unearned income.

(D) Reflects the adoption of FASB Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts", effective January 1, 1994.

(E) Reflects the adoption of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", effective January 1, 1994.

                        RATIOS OF INCOME TO FIXED CHARGES

     For the fiscal years ended December 31, 1995, 1994, 1993, 1992 and 1991 and the nine months ended September 30, 1996, Citicorp's consolidated ratios of income to fixed charges, computed as set forth below, were as follows:


                                         Nine months                     Year ended December 31,
                                            ended             --------------------------------------------
                                      September 30, 1996      1995      1994      1993      1992      1991
                                      ------------------      ----      ----      ----      ----      ----
Income to Fixed Charges:
  Excluding Interest on Deposits ....         2.65            2.31      1.76      1.44      1.24      0.96
  Including Interest on Deposits ....         1.48            1.42      1.31      1.18      1.09      0.99


     Income for the year ended December 31, 1991 was inadequate to cover fixed charges by $237 million. For purposes of computing the consolidated ratio of income to fixed charges, income represents net income (or net loss), before extraordinary items and cumulative effects of accounting changes, plus income taxes and fixed charges. Fixed charges, excluding interest on deposits, represent interest expense (except interest paid on deposits) and the interest factor included in rents. Fixed charges, including interest on deposits, represent all interest expense and the interest factor included in rents.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, Citicorp has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of the Subordinated Notes set forth opposite its name below.

                                                          Principal
                                                          Amount of
                                                        Subordinated
                   Underwriter                             Notes
                   -----------                          ------------
           Bear, Stearns & Co. Inc. ................    $ 68,000,000
           Citicorp Securities, Inc. ...............      66,000,000
           UBS Securities LLC ......................      66,000,000
                                                        ------------
                 Total .............................    $200,000,000
                                                        ============

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Subordinated Notes, if any are taken.

     Citicorp has been advised by the Underwriters that the several Underwriters propose initially to offer the Subordinated Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and to certain securities dealers, including any Underwriter, at such public offering price less a concession not in excess of 0.45% of the principal amount of the Subordinated Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of 0.25% of the principal amount of the Subordinated Notes to certain brokers and dealers. After the initial public offering of the Subordinated Notes, the public offering price and other selling terms may from time to time be varied by the Underwriters.

     The Subordinated Notes are a new issue of securities with no established trading market. Citicorp has been advised by the Underwriters that they intend to make a market in the Subordinated Notes, but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Subordinated Notes.

     Citicorp has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     This Prospectus Supplement and Prospectus may be used by Citicorp Securities, Inc., a wholly owned subsidiary of Citicorp, in connection with offers and sales related to secondary market transactions in the Subordinated Notes. Citicorp Securities, Inc. may act as principal or agent in such transactions. Such sales will be made at prices related to prevailing market prices at the time of sale.

     The participation of Citicorp Securities, Inc. in offers and sales of the Subordinated Notes will comply with the requirements of Rule 2720 of the Bylaws of the National Association of Securities Dealers, Inc. (the "NASD") regarding underwriting securities of an affiliate.

     Each NASD member participating in offers and sales of the Subordinated Notes will not execute a transaction in the Subordinated Notes in a discretionary account without the prior written specific approval of the member's customer.

     The Underwriters each engage in transactions with and perform services for Citicorp in the ordinary course of business.

                         VALIDITY OF SUBORDINATED NOTES

     The validity of the Subordinated Notes will be passed upon for Citicorp by Stephen E. Dietz, Associate General Counsel of Citibank, N.A., and for the Underwriters by Sullivan & Cromwell, New York, New York. Mr. Dietz owns or has the right to acquire a number of shares of common stock of Citicorp equal to less than .01% of the outstanding common stock of Citicorp.

================================================================================

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                                   ----------

                                TABLE OF CONTENTS

                              PROSPECTUS SUPPLEMENT

                                                                           Page
                                                                           ----
Supplemental Description of Subordinated Notes .......................      S-3

Summary Financial Data ...............................................      S-6

Ratios of Income to Fixed Charges ....................................      S-7

Underwriting .........................................................      S-7

Validity of Subordinated Notes .......................................      S-8


                                   PROSPECTUS

Available Information ................................................        3

Incorporation of Certain Documents by Reference ......................        3

Citicorp .............................................................        3

Use of Proceeds ......................................................        4

Description of Notes .................................................        4

Foreign Currency Risks ...............................................       16

Plan of Distribution .................................................       16

Validity of Securities ...............................................       17

Experts ..............................................................       17



                       ----------------------------------



                                  $200,000,000


                                 CITICORP (LOGO)


                            7 1/4% SUBORDINATED NOTES
                              DUE OCTOBER 15, 2011



                                   ----------

                              PROSPECTUS SUPPLEMENT

                                   ----------



BEAR, STEARNS & CO. INC.

                            CITICORP SECURITIES, INC.

                                                                  UBS SECURITIES


                                October 15, 1996

================================================================================